EXHIBIT 12.1
TEXTRON INC.
MANUFACTURING GROUP
COMPUTATION OF RATIO OF INCOME TO FIXED CHARGES
(Unaudited)
(In millions except ratios)

	Year
	2009	2008	2007	2006	2005
Fixed charges:
Interest expense*	$153	$141	$110	$100	$95
Estimated interest portion of rents	31	32	25	25	25

Total fixed charges	$184	$173	$135	$125	$120

Income:
Income (loss) from continuing operations before income taxes	$(149)	$629	$1,234	$907	$656
Fixed charges	184	173	135	125	120
Dividends received from Finance group	349	142	135	80	100
Capital contributions paid to Finance group under Support Agreement**	(270)	(625)	—	—	—
Eliminate pretax loss (income) of Finance group	307	538	(222)	(210)	(171)

Adjusted income	$421	$857	$1,282	$902	$705

Ratio of income to fixed charges	2.29	4.95	9.50	7.22	5.88

*	Includes interest expense on all third-party indebtedness, except for interest related to unrecognized tax benefits which is included in income tax expense.

**	In 2009, we changed our calculation of the ratio of income to fixed charges to reduce income for the amount of capital contributions required to be paid to the Finance group under a Support Agreement. Prior periods have been recast to conform to this presentation.